Exhibit 99.1

# HALF-YEAR REPORT 2023

## An Alternate Future

**Alterity Therapeutics Limited**
(formerly Prana Biotechnology Limited)
ACN 080 699 065

Lodged with the ASX under Listing Rule 4.3A.
This information should be read in conjunction with the Annual report.

Alterity

Alterity Therapeutics Limited

Appendix 4D

Half-year ended 31 December 2023

Name of entity:	Alterity Therapeutics Limited
ABN:	37 080 699 065
Half-year ended:	31 December 2023
Previous period:	31 December 2022

Results for announcement to the market

				A$
Revenue from ordinary activities	Up	940.5%	to	118,400
Net loss after tax (from ordinary activities) for the period attributable to members	Down	(19.0)%	to	6,507,183
Net loss after tax for the period attributable to members	Down	(19.0)%	to	6,507,183

Net tangible assets per security

	31 December	31 December
	2023	2022
	cents	cents
Net tangible asset backing (cents per share)	0.62	1.16

Explanation of results

Alterity Therapeutics Limited recorded income of $118,400 for the half-year ended 31 December 2023 (2022: $11,379) which is interest received on the Group’s bank accounts. Alterity Therapeutics Limited has incurred a loss of $6,507,183 for the half-year ended 31 December 2023 (2022: $8,031,937).

An explanation of the key financial elements contributing to the revenue and result above can be found in the review of operations included within the directors’ report.

Distributions

No dividends have been paid or declared by the Group for the current financial period. No dividends were paid for the previous financial period.

Changes in controlled entities

There have been no changes in controlled entities during the period ended 31 December 2023.

Other information required by Listing Rule 4.2A

N/A

Interim review

The interim financial statements have been reviewed by the Group’s independent auditor which includes a paragraph regarding a material uncertainty in relation to going concern.

Alterity Therapeutics Limited

ABN 37 080 699 065

Interim financial report for the

half-year ended 31 December 2023

Alterity Therapeutics Limited

Corporate directory

Directors	Mr. Geoffrey Kempler
Chairman

Mr. Brian Meltzer
Independent Non-Executive Director

Mr. Peter Marks
Independent Non-Executive Director

Mr. Lawrence Gozlan
Non-Executive Director

Secretary	Mr. Phillip Hains

Principal registered office in Australia	Level 3, 62 Lygon Street
Carlton Victoria 3053
Australia
+61 3 9824 5254

Share register	Computershare Investor Services Pty Ltd
Yarra Falls, 452 Johnston Street
Abbotsford Victoria 3067
1300 85 05 05 (within Australia) & +61 3 9414 4000
(overseas)

Auditor	PricewaterhouseCoopers
2 Riverside Quay
Southbank Victoria 3006

Solicitors	Quinert Rodda & Associates Pty Ltd
Level 6/400 Collins St
Melbourne Victoria 3000

Website	www.alteritytherapeutics.com

Alterity Therapeutics Limited

Directors’ report

31 December 2023

Your directors present their report on the Consolidated Entity (referred to hereafter as the group) consisting of Alterity Therapeutics Limited and the entities it controlled at the end of, or during, the half-year ended 31 December 2023.

Directors

The following persons held office as directors of Alterity Therapeutics Limited during the whole of the half-year and up to the date of this report:

Mr. Geoffrey Kempler

Mr. Brian Meltzer

Mr. Peter Marks

Mr. Lawrence Gozlan

Review of operations - 31 December 2023

Operations

In the first half of FY24, Alterity delivered material progress on all aspects of the business. Both of the Company’s Phase 2 clinical trials advanced on schedule with the ATH434-201 randomized, double-blind trial completing enrollment. Numerous data presentations were given at prominent medical meetings during the period, highlighted by new, preclinical data on the potential efficacy of ATH434 in Parkinson’s disease. In addition, the Company successfully completed a financing round with new investors and current shareholders to continue this momentum into the second half of FY24.

All these advancements demonstrate Alterity’s ability to deliver on its clinical pipeline and corporate objectives as it strives to develop the first disease modifying treatment for a rare neurodegenerative disease.

Alterity’s 30 June 2023 Annual Report contains detailed background information relating to its operations including its research and development projects and collaboration partners and should be read in conjunction with this report.

Development Pipeline

Lead Compound - ATH434

Discovered internally, Alterity’s lead compound ATH434 is an oral agent designed to inhibit the aggregation of pathological proteins implicated in neurodegeneration. ATH434 acts by redistributing excess iron in the brain, reducing the toxic accumulation of the protein α-synuclein, and rescuing neuronal function. As an iron chaperone, ATH434 has the potential to address the underlying pathology of the disease and preserve function in individuals with Parkinson’s disease as well as various Parkinsonian disorders such as Multiple System Atrophy (MSA).

Based on accumulated pre-clinical data and an understanding of how MSA develops and progresses, the Company believes ATH434 has excellent potential to treat MSA as well as Parkinson’s disease. ATH434 successfully completed Phase 1 studies demonstrating the agent is well tolerated and achieved brain levels comparable to efficacious levels in animal models of MSA. ATH434 is currently being studied in two clinical trials described below.

ATH434 has been granted Orphan Drug Designation (ODD) for the treatment of MSA by the U.S. FDA and the European Commission. ODD comes with many benefits including 7-10 years of market exclusivity, tax credits and fee reductions, as well as protocol assistance from each agency.

Alterity Therapeutics Limited

Directors’ report

31 December 2023

(continued)

Review of operations - 31 December 2023 (continued)

Novel Mechanisms for ATH434 as a Treatment for Neurodegenerative Diseases

During the Fiscal Year, on 16 November 2023, Alterity announced that promising new data related to ATH434 was presented at the Society for Neuroscience. The poster entitled, “Potent Antioxidant and Mitochondrial- protectant Effects of ATH434, a Novel Inhibitor of α-Synuclein Aggregation with Moderate Iron- binding Affinity,” demonstrated new data indicating that ATH434 can preserve mitochondrial function after oxidative injury and exert direct anti-oxidant activity independent of its iron binding properties. These features were not observed with another iron binding agent approved for treating iron overload that was also investigated. The demonstrated mitochondrial protection may reveal additional mechanisms that augment the ability of ATH434 to slow disease progression and underscores the potential of ATH434 as a treatment for neurodegenerative diseases.

Progress in Ongoing Clinical and Research Pipeline in Multiple System Atrophy

Alterity made substantial progress in the first half of FY24 advancing its clinical and research programs in the rare, orphan indication of multiple system atrophy (MSA).

MSA is a rare neurodegenerative disease, related to Parkinson’s, that progresses rapidly and causes profound disability. While some of the symptoms of MSA can be treated with available medications, currently there are no drugs that can slow disease progression and there is no cure. MSA is a Parkinsonian disorder characterized by a variable combination of slowed movement and/or rigidity, autonomic instability that affects involuntary functions such as blood pressure maintenance and bladder control, and impaired balance and/or coordination that predisposes to falls, all of which drastically impair quality of life.

The pathological hallmark of MSA is accumulation of the protein alpha-synuclein and neuron loss in multiple brain regions within the central nervous system. The symptoms reflect the progressive loss of function and death of different types of nerve cells in the brain and spinal cord.

Alterity’s clinical trials are evaluating the effect of the ATH434 treatment on neuroimaging and protein biomarkers to demonstrate target engagement and clinical endpoints that assess the key symptoms of MSA, in addition to assessing safety and pharmacokinetics. The selected biomarkers, such as brain iron and aggregating α-synuclein, are important contributors to MSA pathology and are therefore appropriate targets to demonstrate drug activity. Wearable sensors are being used in the ATH434-201 study to evaluate motor activities important to individuals with MSA in an outpatient setting.

ATH434-201: Randomized, Double-Blind Phase 2 Clinical Trial in Early-State MSA

On 8 November 2023, Alterity announced that enrollment was successfully completed in the ATH434-201 Phase 2 clinical trial. This is the Company’s primary clinical trial and is a randomized, double-blind, placebo-controlled study that enrolled participants with early-stage MSA across the U.S., Europe, Australia and New Zealand. The ATH434-201 study is treating participants for 12 months and, therefore, the study will complete in November 2024. Once complete, the data from the trial will be analyzed and the Company expects to report topline results by January 2025.

In July 2023, an important milestone was reached in the trial when the independent Data Monitoring Committee (DMC) for the trial recommended the Phase 2 study continue as planned. The DMC conducted a prespecified review of unblinded clinical data from an initial cohort of study participants. The DMC expressed no concerns about safety and recommended that the study continue without modification. The plan for the DMC to review initial safety data was cleared with the U.S. Food and Drug Administration.

Subsequent event: On 6 February 2024, the DMC for the trial conducted its second prespecified review of unblinded clinical data from study participants. The DMC again expressed no concerns about safety and recommended that the study continue without modification.

Alterity Therapeutics Limited

Directors’ report

31 December 2023

(continued)

Review of operations - 31 December 2023 (continued)

ATH434-202: Open-label, Biomarker Phase 2 Clinical Trial in More Advanced MSA

The ATH434-202 trial continues to evaluate participants with more advanced MSA when compared to the cohort from the 201 trial. While the 202 trial is also treating participants for 12-months, it has an open label design that will allow Alterity to perform interim analyses of biomarker and clinical data while the study is ongoing, providing a potential early indication of efficacy. The Company expects to report preliminary six-month data from the initial patients enrolled in the ATH434-202 trial in the first half of 2024.

bioMUSE Natural History Study

The bioMUSE study continues to generate invaluable data related to the understanding of MSA and its early presentation, and it demonstrates that Alterity is leading the way in biomarker evaluation of this rare disease. Findings from the bioMUSE study have enabled de-risking of the Company’s Phase 2 studies by improving the diagnostic accuracy of enrolled MSA patients, thus giving ATH434 the best chance of success.

On 27 November 2023, an oral presentation entitled, “Relationship between N-acetylaspartate and neurofilament light chain in multiple system atrophy” was given at the American Autonomic Society (AAS) 34th International Symposium on the Autonomic Nervous System. In the study, the data provided evidence that N-acetylaspartate (NAA) correlates with levels of neurofilament light chain (NfL) in patients with early MSA. NfL is a widely used biomarker that is a measure of neuronal damage. The findings suggest that the NAA metabolite may be a useful biomarker for assessing disease severity and treatment response in MSA.

On 31 August, presentations from bioMUSE were delivered at the prominent International Congress of Parkinson’s Disease and Movement Disorders (MDS) by Alterity’s collaborators at Vanderbilt University. The posters were entitled: “A multimodal approach for diagnosis of early Multiple System Atrophy” and “Preliminary evidence for evolution of myoinositol and N-acetylaspartate as biomarkers of disease severity in early-stage Multiple System Atrophy.” The presentations addressed the importance of incorporating biomarkers in MSA diagnosis and support the approach that Alterity is using in its treatment studies.

Promising New Data with ATH434 as a Potential Treatment for Parkinson’s Disease

On 4 December 2023, Alterity announced that promising new data on the effect of ATH434 in a Parkinson’s disease primate model was presented at the Future of Parkinson’s Disease Conference. The presentation, entitled, “Effects of ATH434, a Clinical-Phase Small Molecule with Moderate Affinity for Iron, in Hemiparkinsonian Macaques” demonstrated that ATH434 treatment improved motor performance and general functioning in monkeys with experimentally induced Parkinson’s disease. Importantly, the improvements were demonstrated in a higher order animal - the monkey - and were associated with reductions in iron in the area of pathology. These observed treatment benefits in conjunction with reduced iron strengthen the confidence in our clinical approach, both in MSA and Parkinson’s disease.

Strengthening Intellectual Property Portfolio with Composition of Matter Patent Granted in Europe

On 23 August 2023, the Company announced that the European Patent Office granted Alterity a new composition of matter patent. The patent secures broad protection over a new class of iron chaperone drug candidates for treating major neurodegenerative diseases. The composition of matter patent, entitled, “Compounds for and Methods of Treating Diseases”, Patent No. 3938364 covers more than 150 novel pharmaceutical compositions that are designed to redistribute the excess iron implicated in neurodegenerative diseases. The patent will confer on Alterity 20 years of exclusivity over the compounds claimed in the patent, thus providing a strong basis for drug development and commercialization.

Alterity Therapeutics Limited

Directors’ report

31 December 2023

(continued)

Review of operations - 31 December 2023 (continued)

Corporate Activity

During the period and in the subsequent quarter, Alterity strengthened its balance sheet with a total of approximately A$10.05 million raised. The successful financing had three components including a Two Tranche Placement and a Securities Purchase Plan (SPP): A$1.27 million raised in Tranche One of a Placement in Q4 2023; A$3.53 million raised in Tranche Two of a Placement in January 2024; and A$2 million raised in the SPP.

On 23 February 2024, the company released an announcement on which it raised A$3.25 million. Ordinary fully paid shares of 855,263,158 with an exercise price of $0.0038, will be issued on or about 4 March 2024. For every 3 new shares issued, 1 free attaching option will be issued. The issue of the new options is subject to shareholder approval.

During the period, Alterity was also granted a refund of $4.7M from the Australian Taxation Office under the Australian Government’s Research and Development Tax Incentive (R&DTI) Scheme for eligible activities conducted during the financial year ending 30 June 2022.

Significant changes in the state of affairs

There have been no significant changes in the state of affairs of the Group during the period.

Events since the end of the financial year

Apart from the events occurring after the reporting period, as disclosed in Note 12, there are no other significant matters or circumstances arisen since 31 December 2023 that have significantly affected the Group’s operations, results or state of affairs, or may do so in future periods.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 6.

Rounding of amounts

The company is of a kind referred to ASIC Legislative Instrument 2016/191, relating to the ‘rounding off’ of amounts in the directors’ report and financial report. Amounts in the directors’ report and financial report have been rounded off to the nearest dollar in accordance with the instrument.

This report is made in accordance with a resolution of directors.

/s/ Mr. Geoffrey Kempler
Mr. Geoffrey Kempler
Chairman

Melbourne
28 February 2024

Auditor’s Independence Declaration

As lead auditor for the review of Alterity Therapeutics Limited for the half-year ended 31 December 2023, I declare that to the best of my knowledge and belief, there have been:

(a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(b)	no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Alterity Therapeutics Limited and the entities it controlled during the period.

/s/ Ben Gargett
Ben Gargett	Melbourne
Partner	28 February 2024
PricewaterhouseCoopers

Pricewaterhousecoopers, ABN 52 780 433 757

2 Riverside Quay, SOUTHBANK VIC 3006, GPO Box 1331 MELBOURNE VIC 3001

T: +61 3 8603 1000, F: +61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Alterity Therapeutics Limited

Consolidated statement of profit or loss and other comprehensive income

(Unaudited)

For the half-year ended 31 December 2023

	Notes	31 December 2023	31 December 2022
		A$	A$
Income
Interest income	6	118,400	11,379
Other income	6	1,900,724	2,385,840

Expenses
Intellectual property expenses		(96,968)	(160,034)
General and administration expenses	7	(2,061,250)	(2,825,624)
Research and development expenses	7	(6,361,034)	(7,764,174)
Other operating expenses		(3,632)	(25,503)
Other gains/(losses)	7	(3,423)	450,079
Loss before income tax expense		(6,507,183)	(7,928,037)

Income tax expense		-	(103,900)

Loss for the period		(6,507,183)	(8,031,937)

Other comprehensive loss
Other comprehensive income for the period, net of tax		-	-

Total comprehensive loss for the period		(6,507,183)	(8,031,937)

		Cents	Cents
Loss per share for profit attributable to the ordinary equity holders of the Group:
Basic loss per share	5(a)	(0.26)	(0.33)
Diluted loss per share	5(a)	(0.26)	(0.33)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

Alterity Therapeutics Limited

Consolidated statement of financial position

(Unaudited)

As at 31 December 2023

	Notes	31 December 2023	30 June 2023
ASSETS		A$	A$
Current assets
Cash and cash equivalents		12,320,426	15,773,783
Trade and other receivables	8(a)	5,984,245	8,665,704
Other current assets		3,688,386	2,609,286
Total current assets		21,993,057	27,048,773

Non-current assets
Property, plant and equipment		49,143	61,776
Right-of-use assets		150,340	207,087
Total non-current assets		199,483	268,863

Total assets		22,192,540	27,317,636

LIABILITIES
Current liabilities
Trade and other payables		3,631,443	3,517,708
Provisions		655,227	729,202
Other current liabilities		179,092	107,177
Income tax payable		27,126	27,930
Total current liabilities		4,492,888	4,382,017

Non-current liabilities
Provisions		-	19,503
Other non-current liabilities		76,505	103,207
Total non-current liabilities		76,505	122,710

Total liabilities		4,569,393	4,504,727

Net assets		17,623,147	22,812,909

EQUITY
Contributed equity	9(a)	214,976,457	213,971,323
Reserves	9(c)	4,277,636	3,972,475
Accumulated losses	9(b)	(201,630,946)	(195,130,889)

Total equity		17,623,147	22,812,909

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

Alterity Therapeutics Limited

Consolidated statement of changes in equity

(Unaudited)

For the half-year ended 31 December 2023

		Attributable to owners of
		Alterity Therapeutics Limited
	Notes	Contributed equity	Reserves	Accumulated losses	Total
		A$	A$	A$	A$
Balance at 1 July 2022		213,787,061	3,565,918	(181,884,388)	35,468,591

Loss for the period		-	-	(8,031,937)	(8,031,937)
Total comprehensive income for the period		-	-	(8,031,937)	(8,031,937)

Transactions with owners in their capacity as owners:
Issue of ordinary shares		128,842	-	-	128,842
Share-based payment expenses		-	627,223	-	627,223
Transaction costs		(88,972)	-	-	(88,972)
Expired options		-	(533,269)	533,269	-
		39,870	93,954	533,269	667,093
Balance at 31 December 2022		213,826,931	3,659,872	(189,383,056)	28,103,747

Balance at 1 July 2023		213,971,323	3,972,475	(195,130,889)	22,812,909

Loss for the period		-	-	(6,507,183)	(6,507,183)
Total comprehensive income for the period		-	-	(6,507,183)	(6,507,183)

Transactions with owners in their capacity as owners:
Issue of ordinary shares	9(a)	1,268,619	-	-	1,268,619
Share-based payment expenses	9(c)(i)	-	312,287	-	312,287
Transaction costs	9(a)	(263,485)	-	-	(263,485)
Forfeited options reversed to profit or loss		-	(7,126)	7,126	-
		1,005,134	305,161	7,126	1,317,421

Balance at 31 December 2023		214,976,457	4,277,636	(201,630,946)	17,623,147

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Alterity Therapeutics Limited

Consolidated statement of cash flows

(Unaudited)

For the half-year ended 31 December 2023

	Notes	31 December 2023	31 December 2022
		A$	A$
Cash flows from operating activities
Payments to suppliers and employees		(9,268,626)	(9,832,389)
Interest received		98,966	11,379
R&D tax incentive refund		4,678,828	-
Interest paid		(4,108)	-
Income taxes paid		-	(103,611)
Net cash (outflow) from operating activities	10	(4,494,940)	(9,924,621)

Cash flows from investing activities
Payments for property, plant and equipment		(5,722)	(4,877)
Net cash (outflow) from investing activities		(5,722)	(4,877)

Cash flows from financing activities
Proceeds from issues of shares and other equity securities		1,368,619	128,842
Transaction costs relating to issue of equity		(263,485)	(88,972)
Principle elements of lease payments		(54,787)	(27,768)
Net cash inflow from financing activities		1,050,347	12,102

Net (decrease) in cash and cash equivalents		(3,450,315)	(9,917,396)
Cash and cash equivalents at the beginning of the financial year		15,773,783	34,806,799
Effects of exchange rate changes on cash and cash equivalents		(3,042)	448,842
Cash and cash equivalents at end of period		12,320,426	25,338,245

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Alterity Therapeutics Limited
Notes to the consolidated financial statements

(Unaudited)

31 December 2023

1	Basis of preparation of half-year report

This condensed consolidated interim report for the half-year reporting period ended 31 December 2023 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001. These financial statements also comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as applicable to interim financial reporting.

This condensed consolidated interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2023 and any public announcements made by Alterity Therapeutics Limited (the “Group”) during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period except as discussed below.

(a) New and amended standards adopted by the Group

The Group has adopted all of the new or amended Accounting Standards and Interpretations issued by the Australian Accounting Standards Board ‘AASB’ that are mandatory for the current reporting period.

The adoption of these standards has not had any impact on the disclosures or amounts reported in these financial statements.

2	Significant changes in the current reporting period

There have been no significant changes in the state of affairs of the Company during the period.

3	Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer of Alterity Therapeutics Limited. For the current and previous reporting periods, the Group operated in one segment, being research and development in the field of Parkinsonian and other neurodegenerative disorders.

4	Dividends

The Group has not declared any dividends in the period ended 31 December 2023 (2022: nil)

Alterity Therapeutics Limited

Notes to the consolidated financial statements

(Unaudited)

31 December 2023

(continued)

5	Loss per share

(a)	Basic and diluted loss per share

	31 December	31 December
	2023	2022
	Cents	Cents
Loss per share for profit attributable to the ordinary equity holders of the Group:
Basic loss per share	(0.26)	(0.33)
Diluted loss per share	(0.26)	(0.33)

(b)	Reconciliation of loss used in calculating loss per share

	31 December	31 December
	2023	2022
	A$	A$
Basic loss per share
Loss attributable to the ordinary equity holders of the company used in calculating basic loss per share:	(6,507,183)	(8,031,937)
Diluted loss per share
Loss attributable to the ordinary equity holders of the company used in calculating diluted loss per share:	(6,507,183)	(8,031,937)

Alterity Therapeutics Limited

Notes to the consolidated financial statements

(Unaudited)

31 December 2023

(continued)

5	Loss per share (continued)

(c)	Weighted average number of shares used as the denominator

	31 December 2023	31 December 2022
	Number	Number
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share	2,503,279,085	2,412,141,943

Options that are considered to be potential ordinary shares are excluded from the weighted average number of ordinary shares used in the calculation of basic loss per share. Where dilutive, potential ordinary shares are included in the calculation of diluted loss per share. All the options on issue do not have the effect to dilute the loss per share. Therefore, they have been excluded from the calculation of diluted loss per share.

6	Interest and other income

	31 December	31 December
	2023	2022
	A$	A$
Interest and other income
Interest income	118,400	11,379
	118,400	11,379
Other Income
R&D tax incentive	1,900,724	2,385,840
	1,900,724	2,385,840

Alterity Therapeutics Limited

Notes to the consolidated financial statements

(Unaudited)

31 December 2023

(continued)

7	Loss for the period

	31 December	31 December
	2023	2022
	A$	A$
Loss before income tax has been determined after:

General and administration expenses
Depreciation on fixed assets	18,355	19,672
Depreciation on leased assets	55,562	30,324
Employee expenses (non R&D related)	354,066	580,501
Consultant and director expenses	160,501	160,250
Audit, internal control and other assurance expenses	52,678	124,328
Corporate compliance expenses	193,733	243,156
Office rental	(4,669)	37,272
Other administrative and office expenses	459,281	522,428
Insurance expenses	358,056	377,249
Share-based payment expenses	312,287	627,223
Corporate advisory	101,400	103,221
	2,061,250	2,825,624
Research and development expenses
Employee expenses	1,168,596	1,447,171
Other research and development expenses[1]	5,192,438	6,317,003
	6,361,034	7,764,174
Other gains and losses
Foreign exchange gain	3,423	(450,079)
	3,423	(450,079)

(1)	Other research and development expenses mainly consist of expenses paid for contracted research and development activities conducted by third parties on behalf of the Group.

Alterity Therapeutics Limited

Notes to the consolidated financial statements

(Unaudited)

31 December 2023

(continued)

8	Financial assets and financial liabilities

(a)	Trade and other receivables

	31 December 2023			30 June 2023
	Current	Non-Current	Total	Current	Non-Current	Total
	A$	A$	A$	A$	A$	A$
R&D tax incentive receivable	5,805,531	-	5,805,531	8,583,635	-	8,583,635
Accrued interest income	20,090	-	20,090	656	-	656
Goods and services tax receivable	16,376	-	16,376	16,184	-	16,184
Other receivable	142,248	-	142,248	65,229	-	65,229
	5,984,245	-	5,984,245	8,665,704	-	8,665,704

R&D tax incentive receivable represents the amount of R&D tax incentive the Group expects to recover.

A 43.5% R&D Tax incentive refundable tax offset is available to eligible small companies with an annual aggregate turnover of less than $20 million. For the half-year ended 31 December 2023, the Group recorded $1,900,724 and $5,805,531 respectively in other income and receivables.

(i)	Classification as trade and other receivables

Trade receivables and other receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. If collection of the amounts is expected in one year or less they are classified as current assets. If not, they are presented as non-current assets. Trade and other receivables are generally due for settlement within one year and therefore are all classified as current.

Alterity Therapeutics Limited

Notes to the consolidated financial statements

(Unaudited)

31 December 2023

(continued)

9	Equity

(a)	Contributed equity

	31 December	30 June	31 December	30 June
	2023	2023	2023	2023
	Shares	Shares	A$	A$
Ordinary shares - fully paid	2,802,360,380	2,439,897,618	214,976,457	213,971,323

Movements in ordinary share:

Details	Number of shares	A$
Opening balance 1 July 2023	2,439,897,618	213,971,323
Shares issued during the year	362,462,762	1,268,619
Transaction costs	-	(263,485)
Balance 31 December 2023	2,802,360,380	214,976,457

Details of shares issued during the current period:

Details	Number	Issue price	Amount
		A$	A$
29-Nov-2023 Issue of ordinary fully paid shares	362,462,762	0.0035	1,268,619
	362,462,762		1,268,619

(b)	Accumulated losses

Movements in accumulated losses were as follows:

	31 December	31 December
	2023	2022
	A$	A$
Balance at the beginning of the period	195,130,889	181,884,388
Net loss for the period	6,507,183	8,031,937
Reclassify expired/lapsed options from reserves	(7,126)	(533,269)
Balance at the end of the period	201,630,946	189,383,056

(c)	Reserves

(i)	Options

	31 December 2023	30 June 2023	31 December 2023	30 June 2023
	Options	Options	A$	A$
Options over fully paid ordinary shares	177,542,720	170,042,720	4,277,636	3,972,475

Alterity Therapeutics Limited

Notes to the consolidated financial statements

(Unaudited)

31 December 2023

(continued)

9	Equity (continued)

(c)	Reserves (continued)

(i)	Options (continued)

The table below presents the movements in options granted and issued during the half-year ended 31 December 2023.

Details	Number	Amount
		A$
11-Sep-2023 Unlisted options expired	(500,000)	(7,126)
23-Sep-2023 Free-attaching unlisted options expired	(674,694,939)	-
21-Dec-2023 Unlisted options issued under ESOP	8,000,000	36,800
Share-based payment expense		275,486
	(667,194,939)	305,160

*	Rounded to the nearest four decimal points.

(ii)	Free-attaching options

	31 December 2023 Options	30 June 2023 Options	31 December 2023 A$	30 June 2023 A$
Free-attaching options	-	674,694,939	-	-

On November 23, 2023 the 674,694,939 free attaching warrants with an exercise price of A$0.07 expired. There was no further movement during the half-year ended 31 December 2023.

There have been no other options over fully paid ordinary shares issued, exercised or forfeited during the current period.

(iii) Nature and purpose of reserves

The share-based payments reserve is used to recognise the fair value of options issued to employees and consultants but not exercised.

Alterity Therapeutics Limited

Notes to the consolidated financial statements

(Unaudited)

31 December 2023

(continued)

10	Reconciliation of profit after income tax to net cash flow from operating activities

	31 December 2023	31 December 2022
	A$	A$
Loss for the period	6,507,183	8,031,937
Depreciation on fixed assets	(18,355)	(19,672)
Depreciaton on leased assets	(55,562)	(30,324)
Non-cash employee benefits expense - share-based payments	(312,287)	(627,223)
Other	-	(289)
Net foreign exchange differences	(4,227)	450,079
Increase in provisions	93,478	(47,502)
Increase in trade and other receivables	(2,681,459)	2,352,002
(Decrease)/Increase in other current assets	1,079,100	(819,247)
Decrease/(Increase) in trade and other payables	(112,931)	634,860
	4,494,940	9,924,621

11	Related party transactions

During the half-year ended 31 December 2023 the Group paid a total of A$127,316 (excl. GST) in corporate advisory fees to Kemdev Pty Ltd, an associated entity of Mr. Geoffrey Kempler.

There were no other related party transactions other than those related to director and key management personnel remuneration and equity and transactions by the Group and its subsidiaries.

12	Events occurring after the reporting period

The following occurred after the Balance Date:

On 8 January 2024, 1,008,965,805 ordinary fully paid shares were issued with an exercise price of $0.0035 each, as part of Alterity’s Tranche Two Placement.

On 8 January 2024, 1,371,428,567 options with an exercise price of $0.007, expiring on 31 August 2024, were issued as one (1) free attaching short-dated option issued for each Placement share issued per Placement announced 22 Nov 2023.

On 8 January 2024, 457,142,830 options with an exercise price of $0.001, expiring on 31 August 2026, were issued under Placement per Appendix 3B issued 22 Nov 2023.

On 2 February 2024, 571,428,556 ordinary fully paid shares were issued with an exercise price of $0.0035, issued under Securities Purchase Plan announced 2 February 2024.

On 2 February 2024, 190,476,123 options with an exercise price of $0.002, expiring 31 August 2026, were issued as one (1) free attaching long-dated options per three (3) shares issued under SPP per Prospectus issued 29 December 2023.

On 2 February 2024, 571,428,556 options with an exercise price of $0.007, expiring 31 August 2024, were issued as one (1) free attaching short-dated option per one (1) shares issued under SPP per Prospectus issued 29 December 2023.

On 6 February 2024, the DMC for the ATH434-201 trial conducted its second prespecified review of unblinded clinical data from study participants. The DMC again expressed no concerns about safety and recommended that the study continue without modification.

Alterity Therapeutics Limited

Notes to the consolidated financial statements

(Unaudited)

31 December 2023

(continued)

12	Events occurring after the reporting period (continued)

On 23 February 2024, the company released an announcement on which it raised A$3.25 million. Ordinary fully paid shares of 855,263,158 with an exercise price of $0.0038, will be issued on or about 4 March 2024. For every 3 new shares issued, 1 free attaching option will be issued. The issue of the new options is subject to shareholder approval.

Apart from the following issuance of ordinary shares and options, no further matters or circumstances has arisen since 31 December 2023 that has significantly affected the Group’s operations, results or state of affairs, or may do so in future years.

13	Significant estimates and assumptions

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The Company and its two wholly-owned subsidiaries (the “Group”) makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial period are discussed below.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

(a) Going concern

The Group has incurred recurring losses since inception, including an operating loss of $6,507,183 for the half year ended 31 December 2023 (half year ended 31 December 2022: $8,031,937) and an operating cash outflow of $4,494,940 for the half year ended 31 December 2023 (half year ended 31 December 2022: $9,924,621). The Group expects to continue incurring losses into the foreseeable future and will need to raise additional capital to continue the long-term development of its planned research and development programs. Cash and cash equivalents on hand as at 31 December 2023 was $12,320,426. The Group intends to raise additional equity funding within the next year to enable further progression of its planned research and development programs, however there is uncertainty associated with its ability to successfully raise such funds in the time and amounts needed to meet its requirements.

The inability to obtain funding as and when needed would have a negative impact on the Group’s financial condition and ability to pursue its business strategies. If the Group is unable to obtain the required funding to operate and to develop and commercialise its product candidates, it could be forced to delay, reduce or eliminate some or all of its research and development programs, which would adversely affect its business prospects.

As a result, there is a material uncertainty that may cast significant doubt (or raises substantial doubt as contemplated by Public Company Accounting Oversight Board (“PCAOB”) standards) on the Group’s ability to continue as a going concern and that it may be unable to realise its assets and liabilities in the normal course of business. However, the directors believe that it will be successful in the above matters and accordingly have prepared the financial report on a going concern basis. Subsequent to the reporting period, the Group has successfully raised $8.78 million in new capital to support the completion of Phase 2 clinical trials and continue non-clinical and discovery activities.

Our consolidated financial statements have been prepared assuming that the Group will continue as a going concern, which contemplates the realisation of assets and the satisfaction of its liabilities in the normal course of business.

Alterity Therapeutics Limited

Directors’ declaration

31 December 2023

In the directors’ opinion:

(a)	the interim financial statements and notes set out on pages 7 to 19 are in accordance with the Corporations Act 2001, including:

(i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

(ii)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2023 and of its performance for the half-year ended on that date, and

(b)	there are reasonable grounds to believe that Alterity Therapeutics Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of directors.

/s/ Mr. Geoffrey Kempler
Mr. Geoffrey Kempler
Chairman

Melbourne

28 February 2024

Preparation of interim financial statements for users in multiple jurisdictions

The Group has prepared the interim financial statements to conform to the requirements and needs of users of the financial statements located in both Australia and the U.S.

For U.S users, the Group has prepared the interim financial statements to conform to the requirements of IAS 34 Interim Financial Reporting. Consistent with U.S. domestic registrants, the Group has labelled the interim financial information “unaudited” because the interim financial information is not subject to an audit by our independent registered public accounting firm. The auditor’s independence declaration and independent auditor’s review report are included within this filing to meet the requirements of Australian laws and regulations and are furnished, not filed, for the purposes of incorporation of the related financial statements in any U.S. registration document.

For Australian users, the Group has prepared the interim financial statements to conform to the requirements of the Corporations Act 2001 and AASB 134 Interim Financial Reporting. A review of the interim financial information has been performed by the Group’s independent auditors to meet the requirements of Australian Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity and users should refer to the auditor’s independence declaration and independent auditor’s review report included within this filing.

Independent auditor’s review report to the members of Alterity Therapeutics Limited

Report on the half-year financial report

Conclusion

We have reviewed the half-year financial report of Alterity Therapeutics Limited (the Company) and the entities it controlled during the half-year (together the Group), which comprises the consolidated statement of financial position as at 31 December 2023, the consolidated statement of changes in equity, consolidated statement of cash flows and consolidated statement of profit or loss and other comprehensive income for the half-year ended on that date, selected explanatory notes and the directors’ declaration.

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the accompanying half-year financial report of Alterity Therapeutics Limited does not comply with the Corporations Act 2001 including:

1.	giving a true and fair view of the Group’s financial position as at 31 December 2023 and of its performance for the half-year ended on that date

2.	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Basis for conclusion

We conducted our review in accordance with ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity (ASRE 2410). Our responsibilities are further described in the Auditor’s responsibilities for the review of the half-year financial report section of our report.

We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional & Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to the audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

Material uncertainty relating to going concern

We draw attention to Note 13(a) in the half-year financial report, which indicates that the Group incurred a net loss and a net cash outflow from operating activities for the six months ended 31 December 2023 and is dependent on raising additional capital to continue the long-term development of its planned research and development programs. These conditions, along with other matters set forth in Note 13(a), indicate the existence of material uncertainty that may cast significant doubt about the Group’s ability to continue as a going concern. Our conclusion is not modified in respect of this matter.

PricewaterhouseCoopers, ABN 52 780 433 757

2 Riverside Quay, SOUTHBANK VIC 3006, GPO Box 1331 MELBOURNE VIC 3001

T: +61 3 8603 1000, F: +61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Responsibilities of the directors for the half-year financial report

The directors of the Company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that gives a true and fair view and is free from material misstatement whether due to fraud or error.

Auditor’s responsibilities for the review of the half-year financial report

Our responsibility is to express a conclusion on the half-year financial report based on our review. ASRE 2410 requires us to conclude whether we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 31 December 2023 and of its performance for the half-year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers

/s/ Ben Gargett
Ben Gargett	Melbourne
Partner	28 February 2024